SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ======================

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Abitibi-Consolidated Inc.
                  (Exact name of registrant as specified in its
                           articles of incorporation)

         Canada                                          98-0171273
(Jurisdiction of incorporation                 (IRS Employer Identification No.)
or organization)

                    1155 Metcalfe Street, Suite 800
                          Montreal, Quebec                      H3B 5H2
               (Address of principal executive offices)       (Zip Code)

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. |_|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities  Act  registration  statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                   Name of each exchange on which each
     to be so registered                         class is to be registered
     -------------------                   -----------------------------------
             None                                          None

Securities to be registered pursuant to Section 12(g) of the Act:

                     Title of each class to be so registered
                     ---------------------------------------
                        Rights to Purchase Common Shares



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Item 1. Description of Registrant's Securities to be Registered.  On November 8,
1999,  the  Board  of  Directors  of   Abitibi-Consolidated   Inc.,  a  Canadian
corporation (the "Company"), authorized the Company to enter into a shareholder rights plan agreement (the "Rights Plan") with Montreal Trust Company, as Rights Agent. The Rights Plan has a term of three years and will expire at the close of business (the "Expiration Time") on the date the Company's annual meeting is held in 2003, unless the rights (the "Rights") issued thereunder are earlier redeemed or exchanged by the Company.

Purpose of the Rights Plan

     The Rights Plan is designed to ensure fair treatment of shareholders in the context of a take-over bid for the Company such as the Offer. The Rights Plan was adopted by the Board of Directors on the advice and recommendation of a special committee of its directors. The special committee and the Board of Directors also received financial advice from Credit Suisse First Boston Corporation who recommended adoption of the Rights Plan.

     The Rights Plan addresses the Board's concern that existing Canadian and U.S. securities legislation (which requires that a take-over bid remain open for only 21 days or 20 business days, respectively) does not provide sufficient time for the shareholders to properly consider and respond to an offer and for the Board of Directors to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company's shares than an offeror The Rights Plan will provide the Board of Directors and the shareholders with more time to fully consider any unsolicited take-over bid for the Company, without undue pressure; will allow the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value; and will allow additional time for competing bids to emerge.

     Under the Rights Plan, a bidder making a Permitted Bid (as defined below) for Common Shares may not take up any shares before the close of business on the 50th day after the date of the bid and unless at least 50% of the Common Shares not Beneficially Owned (as defined below) by the person making the bid and certain related parties are deposited under the bid, in which case the bid must be extended for a further 10 business days. The Rights Plan is intended to encourage an offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the offeror's position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, and are given adequate time to properly assess the bid on a fully informed basis.

     In recent years, unsolicited bids were made for the shares of a number of Canadian and U.S. public companies. Most of these companies had shareholder rights plans which were used by the target's board of directors to gain time to seek alternatives to the bid with the objective of enhancing shareholder value. In a number of these transactions, a change of control ultimately occurred at a price in excess of the original bid price, demonstrating that the existence of the Rights Plan will not necessarily prevent successful unsolicited take-over bids for the Common Shares.

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     The  issuance  of Rights  will not change the manner in which  shareholders currently trade their Common Shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights.

Terms of the Rights Plan

     The following is a summary of the principal terms of the Rights Plan and is qualified in its entirety by the full text of the Rights Plan, which was filed with the Securities and Exchange Commission on November 12, 1999 as an exhibit to the Company's Material Change Report filed on Form 6-K.

     Issue of Rights

     To implement the Rights Plan, the Board authorized the issue at 5:00 p.m. (Toronto time) on November 8, 1999 (the "Record Time") of one right (a "Right") in respect of each outstanding Common Share to holders of record at the Record Time. The Board also authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the Expiration Time. The Company has entered into the Rights Agreement dated as of November 8, 1999 with Montreal Trust Company, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

     Separation Time

     Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. Certificates for the Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time will bear a legend incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of Common Shares as of the Separation Time. After such time, the Rights Certificate alone will represent the Rights, the Rights will be transferable separately from the Common Shares and will be exercisable.

     The "Separation Time" is the close of business on the tenth business day (or such later day as may be determined by the Board) after the earlier of:

     (a) the date of the first public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

     (b) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary of the Company) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid (each as defined below)) to acquire Beneficial Ownership of shares of the Company to which is attached a right to vote for the election of directors generally ("Voting Shares"), which together with such person's Voting Shares, constitute in the aggregate more than 20 percent of the Common Shares; and

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     (c)  two days  following  the date upon which a Permitted  Bid or Competing
          Permitted Bid (each as defined below) ceases to be such.

     After the Separation Time, and prior to the Expiration Time, each Right may be exercised to purchase one Common Share of the Company at the Exercise Price (as defined below).

     Permitted Bid and Competing Permitted Bid

     A "Permitted Bid" is defined in the Rights Agreement as a take-over bid made by take-over bid circular which complies with the following requirements:

     (a)  the take-over bid is made to all holders of Voting Shares;

     (b) Voting Shares may be deposited under the bid any time between the date of the bid and the date Voting Shares are taken up and paid for, and any Voting Shares deposited under the bid may be withdrawn until taken up and paid for; and

     (c) the take-over bid must be open for at least 50 days and more than 50% of the outstanding Voting Shares (other than shares Beneficially Owned by the offer or on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if 50% of the Voting Shares are so deposited and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further 10 business day period.

     A "Competing Permitted Bid" is a take-over bid that is made after a Permitted Bid has been made, but prior to its expiry, and satisfies all requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 50 days so long as it is open until the later of 21 days after the date the Competing Permitted Bid was made and 50 days after the earliest date on which a Permitted Bid then in existence was made.

     Acquiring Persons

     In general, an Acquiring Person is a person who is the Beneficial Owner of 20% or more of the Company's outstanding Voting Shares. Currently, no Voting Shares other than the Common Shares are outstanding. Excluded from the definition of "Acquiring Person" are the Company and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition and a Permissible Acquisition. Under the Rights Plan:

     (a) a "Voting Share Reduction" is an acquisition or redemption by the Company of Voting Shares;

     (b) a "Permitted Bid Acquisition" is an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

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     (c)  an "Exempt Acquisition" is a share acquisition in respect of which the
          Board of Directors has waived the application of the Rights Plan or which was made prior to the date of the Rights Plan; and

     (d) a "Permissible Acquisition" is an acquisition of Voting Shares as a result of: (i) a stock dividend, a stock split or other event in respect of securities of one or more particular classes or series of Voting Shares pursuant to which such shares are received on the same pro rata basis by all holders of the same class or series; (ii) an acquisition pursuant to a dividend reinvestment plan or other plan made available by the Company to all holders of the same class of its Voting Shares; (iii) the acquisition or exercise of share purchase rights issued to all or substantially all the holders of Voting Shares pursuant to a rights offering or a prospectus, or a distribution of Voting Shares or convertible securities issued by the Company pursuant to a prospectus or by way of private placement, provided that the acquisition does not increase the acquiror's percentage holding of Voting Shares; or (iv) the exercise of any convertible securities acquired pursuant to any of the foregoing.

     Beneficial Ownership

     In general, a person "Beneficially Owns" Voting Shares held by the person and Voting Shares held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person's "Affiliates" (generally, a person that controls, is controlled by, or under common control with the other person) and "Associates" (generally, the spouse or relatives of the person sharing the person's residence). Also included are securities which the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business). A person is also deemed to "Beneficially Own" any securities that are Beneficially Owned by any other person with which the person is acting jointly or in concert.

     The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to "Beneficially Own" a security. There are exemptions from the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to: (i) an investment manager ("Investment Manager") that holds securities in the ordinary course of business in the performance of its duties for the account of any other person; (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to accounts of deceased or incompetent persons or in relation to other accounts; (iii) the administrator or the trustee (a "Plan Trustee") of one or more pension funds or plans (a "Plan") registered under applicable laws and holds such security for the purpose of its activity as such; or (iv) a Crown agent or an agency (a "Statutory Body") established by statute, the ordinary business or activity of which includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Statutory Body or Crown agent is not then making or has not then announced an intention to make a take-over bid,

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other than offer to acquire  Voting  Shares or other  securities  pursuant  to a distribution by the Company or certain market transactions made in the ordinary course of business.

     A person will not be deemed to "Beneficially Own" a security because (i) the person is a client of the same Investment Manager, an account of the same Trust Company, or a pension plan with the same Plan Trustee as another person or pension plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; (ii) the person is a client of an Investment Manager, account of a Trust Company or a pension plan of a Plan Trustee, and the security is owned by the Investment Manager, Trust Company or Plan Trustee, as the case may be; or (iii) the person is the registered holder of securities as a result of carrying on the business of or acting as a nominee or security depositary.

     Permitted Lock-up Agreements

     The Rights Plan does not preclude the entering into of lock-up agreements so long as they are made available to the public and the Company not later than the date of the bid (or the date the agreement is entered into if made after the date of the bid), and provided:

     (a) that they may be terminated at the option of the shareholder (the "Locked-up Person") if another bid is made (i) at a price or value in excess of the price offered under the bid to which the Locked-up Person originally agreed to tender its Voting Shares (the "Lock-up Bid"), provided such price is not greater than 7% of the price or value per share offered under the Lock-up Bid, or (ii) for at least 7% more Voting Shares than was sought under the Lock-up Bid and at a price or value not less than that offered under the Lock-up Bid; and

     (b) no "break-up" or similar fees are payable if the Locked-up Person fails to tender its Voting Shares pursuant thereto that exceed the greater of 2 1/2% of the consideration payable under the Lock-up Bid to the Locked-up Person, or one half of any amount in excess of the consideration payable under the Lock-up Bid that the Locked-up Person receives under another bid or transaction.

     Flip-in Event and Exchange Option

     Under the Rights Agreement, a Flip-in Event is any transaction or event in which any person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, except as set out below, from and after the close of business on the tenth trading day following the Common Share Acquisition Date:

     (a) any Rights Beneficially Owned by the Acquiring Person (including transferees) will become void; and

     (b) each Right (other than Rights which are void) will entitle the holder thereof to purchase Voting Shares having a market price of twice the Exercise Price (as defined below) for an amount equal to the Exercise Price (as defined below).

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Accordingly,  a Flip-in Event that is not waived by the Board of Directors  will result in significant dilution to an Acquiring Person. See "Redemption and Waiver" below.

     The Rights Plan also permits the Board of Directors to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for outstanding Rights and on payment of the relevant exercise price, debt, equity or other securities or assets (or a combination thereof) of the Company. If the Board of Director authorizes such an exchange, the right to exercise Rights will terminate and the only right thereafter of a holder of Rights will be to receive the debt or equity security or assets (or combination thereof) in accordance with the exchange formula authorized by the Board of Directors.

     Exercise Price and Anti-Dilution Adjustments

     The price at which a holder of a Rights may purchase the Voting Shares issuable upon exercise of such Right (the "Exercise Price") will initially be $80.00 per Right. The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

     (a) if there is a stock dividend (other than pursuant to any dividend reinvestment plan or other plan generally made available by the Company to all holders of its Voting Shares) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares in respect of, in lieu of or in exchange for Common Shares; or

     (b) if the Company fixes a record date for the distribution to all holders of Common Shares of certain rights, options or warrants to acquire Common Shares having a conversion, exchange or exercise price per share less than the market price per share such record date, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or other securities.

     Redemption and Waiver

     (a) Redemption of Rights. The Board of Directors may, with the prior approval of shareholders, prior to the occurrence of the relevant Flip-In Event elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $.00001 per Right, appropriately adjusted for anti-dilution as provided in the Rights Agreement (the "Redemption Price").

     (b) Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price, whereupon all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

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     (c)  Permitted Bid Acquisition.  In the event of a successful Permitted Bid or Competing Permitted Bid, the Board of Directors shall be deemed to have elected to redeem the Rights at the Redemption Price.

     (d) Waiver of Inadvertent Acquisition. The Board of Directors may waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board of Directors has determined, following the Voting Share Acquisition Date, that a person became an Acquiring Person under the Rights Plan through inadvertence, and (ii) the Acquiring Person agrees to reduce its Beneficial Ownership of Voting Shares such that the person is no longer an Acquiring Person.

     (e) Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a take-over bid made by take-over bid circular to all holders of record of Voting Shares. However, if the Board of Directors waives the application of the Rights Plan, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of such a take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

     (f) Waiver of Non-Take-over Bid Acquisitions. The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, with the prior consent of shareholders, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares.

     If the Board of Directors is deemed to have elected or elects to redeem the Rights as described above, the rights to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price. Within 10 days of any such election or deemed election to redeem the Rights, the Company will notify the holders of the Voting Shares or, if after the Separation Time, the holders of the Rights.

     Supplements and Amendments

     The Board of Directors may amend the Rights Plan in order to cure any clerical or typographical error therein, or that are necessary to maintain the validity of the Rights Agreement and the Rights as a result of any change in any applicable legislation or regulation.

     Expiration

     The Rights will expire at the Expiration Time, unless the Rights are earlier redeemed by the Company.

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Regulatory and Shareholder Approvals

     Any obligation of the Company or action contemplated by the Rights Plan shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of any stock exchange.

     In order to remain effective, the Rights Plan must be confirmed within six months of the date of its adoption by at least a majority of the votes cast in connection therewith by the holders of all outstanding Common Shares (being the only Voting Shares of the Company outstanding). It is proposed that such vote regarding the ratification of the Rights Plan will be conducted at a shareholders' meeting tentatively scheduled for April 27, 2000.

Disadvantages of a Rights Plan

The Rights Plan could have the effect of deterring tender offers or take-over attempts, even though such an offer or attempt might appear to shareholders to be beneficial, and could make it more difficult for the holder of a large block of the common shares to assume control of the Company. In addition, it has been argued that rights plans, in general, have the effect of entrenching management by discouraging certain take-overs which are not favored by management.

Existing Anti-Takeover Provisions

Under the Company's Articles of Amalgamation, the Board of Directors may issue an unlimited number of additional common shares. Although the Board of Directors has no current intention of doing so, such shares could be issued in a manner that would make an acquisition of the Company more difficult.

Item 2. Exhibits.

1. Shareholder Rights Plan Agreement dated as of November 8, 1999, between the Company and Montreal Trust Company, as Rights Agent, including the Form of Rights Certificate attached thereto as Exhibit A (incorporated by reference to the Company's Material Change Report on Form 6-K, filed on November 12, 1999 with the Securities and Exchange Commission).

              [The remainder of this page intentionally left blank]

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   ABITIBI-CONSOLIDATED INC.
                                       (Registrant)



Date: December 30, 1999            By:  /s/ John W. Weaver
                                       -------------------------------
                                   Name:  John W. Weaver
                                   Title: President and Chief Executive Officer


                                      * * *

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                                  EXHIBIT INDEX


1. Shareholder Rights Plan Agreement dated as of November 8, 1999, between Abitibi-Consolidated Inc. (the "Company") and Montreal Trust Company, as Rights Agent, including the Form of Rights Certificate attached thereto as Exhibit A (incorporated by reference to the Company's Material Change Report on Form 6-K, filed on November 12, 1999 with the Securities and Exchange Commission).


                                      * * *


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